Exhibit 99.3

Tourmaline Employee FAQ

1.	What was announced?

•	We entered into an agreement under which Novartis has agreed to acquire Tourmaline for $48.00 per share in an all-cash transaction with an equity value of approximately $1.4 billion.

•	Under the terms of the merger agreement, Novartis is obligated to initiate a tender offer to acquire all outstanding shares of Tourmaline for $48.00 per share in cash.

•	Completion of the transaction is expected in the fourth quarter of 2025, subject to the satisfaction or waiver of customary closing conditions.

2.	Why are we announcing this transaction now?

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We are excited by the opportunity to combine with Novartis as the best next step to advance our mission to develop transformative medicines that establish new standards of care for patients with life-altering inflammatory and immune diseases. Novartis’s established global development and commercial capabilities will enable this important new medicine, if approved, to reach patients with the expanded resources, scale and global footprint of Novartis.

•	The Board believes that this transaction reflects the most attractive option available to Tourmaline and upon consummation would provide significant, immediate and certain value to our stockholders.

3.	Who is Novartis?

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Novartis is an innovative medicines company. Every day, they work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Their medicines reach nearly 300 million people worldwide.

•	More information about Novartis can be found on its website.

4.	What happens next?

•	While we are announcing this transaction today, this is just the first step of the process.

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We expect the transaction to close in the fourth quarter of 2025, provided that the conditions in the merger agreement are satisfied, including the completion of the cash tender offer by Novartis for our shares and certain other closing conditions.

•	Between now and then, we will continue to operate as a separate and independent company and it is business as usual.

•	Please stay focused on your responsibilities, as we are still counting on your important work.

5.	What does Novartis have planned for Tourmaline? Will there be any change to our strategy?

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While we are announcing this transaction today, it is only day one and there are many decisions that still need to be made. We will be working with Novartis through designated teams to determine how we will bring our companies together at Closing; we are committed to providing you with new information as it is available.

6.	Will there be any changes to employee roles, compensation or benefits as a result of this transaction?

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Until the transaction closes, it is business as usual. Unless you are notified otherwise, there will be no changes to your role, and we will continue to administer the Tourmaline compensation and benefits policies and plans which are currently in effect.

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As for after the closing of the transaction, we know you may have questions about what your role at the combined company will look like and whether your terms and conditions of employment will be changing; updates will be provided at the appropriate times.

7.	Will there be changes to my day-to-day responsibilities?

•	Until the transaction closes, it is business as usual and you should continue to stay committed to your day-to-day responsibilities.

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Having said that, as is customary in these types of transactions, the merger agreement with Novartis requires that we obtain their consent before we take certain actions. We will follow up with additional guidance to relevant parties on this topic in the coming days.

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While we are announcing this transaction today, it is only day one and there are many decisions that still need to be made. We will be working with Novartis through designated teams to determine how we will bring our companies together; updates will be provided at the appropriate times.

8.	Will we receive our 2025 bonuses?

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Novartis has agreed to pay the target amount of the 2025 bonuses to employees who are employed when the 2025 bonuses are paid following the end of 2025, as they would have been paid by Tourmaline in the ordinary course.

•	The timing, logistics, and specific requirements of your 2025 bonus payment will be communicated at the appropriate times.

9.	What will happen to my Tourmaline equity awards?

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All outstanding Tourmaline stock options and unvested shares of Tourmaline restricted stock will be fully (100%) vested at the closing of the merger transaction, and all outstanding Tourmaline equity awards (i.e., stock options, restricted stock, and restricted stock units) will be cashed out in the transaction. This means that, shortly following the closing of the transaction, equity award holders will receive in cash the purchase price of $48.00 per share less the stock option exercise price per share (if applicable), tax withholdings and required deductions for each underlying share. Employees will not be required to purchase their option shares by a cash payment.

•	More specifics on this process will be provided in the coming weeks. Please consult your tax advisor to address your personal situation.

10.	What is a tender offer? What are the next steps in this process? Should I tender my shares? How do I do that?

•	A “tender offer” is a public offer to buy stock directly from stockholders.

•	If you own Tourmaline stock outright, you will be given an opportunity to “tender,” or sell, your stock for $48.00 per share within a specified timeframe once the tender offer commences.

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Along with Tourmaline’ other stockholders, employee stockholders will receive information regarding the tender offer once Novartis commences the tender offer and documents relating to the tender offer are filed with the SEC.

11.	What should I tell external stakeholders if they ask me about this announcement?

•	During this critically important time for our company, it is essential that we speak with one voice.

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Tourmaline vendors, KOLs and Investigators will be receiving an approved communication from Tourmaline informing them of this announcement. Should you receive inquiries from any third parties regarding this announcement, please do not respond, and direct inquires as follows:

•	Inquiries from the press/media, investors, or analysts: direct to Ryan Robinson (Email).

•	Inquiries from vendors, KOLs or investigators: direct to Brad Middlekauff (Email).

12.	Can I post about the pending transaction on social media?

•	You should refrain from posting or otherwise commenting on the pending transaction publicly.

13.	Who can I contact if I have additional questions?

•	We will keep you informed through this process.

•	If you have further questions about the pending transaction, you can reach out to Brad Middlekauff (Email).

•	If you have further questions about employee-related matters, you can reach out to Kim Piorkowski (Email).

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Tourmaline and Novartis, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of September 8, 2025 by and among Tourmaline, Novartis, and the other parties thereto (the “Merger Agreement”), including the anticipated occurrence, manner and timing of the proposed tender offer, the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the prospective benefits of the proposed transaction, and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer; uncertainties as to how many of Tourmaline’s stockholders will tender their stock in the offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Tourmaline and Novartis will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the transaction on relationships with employees, suppliers, manufacturers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed transaction on the market price of Tourmaline’s common stock and/or Tourmaline’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; Novartis’s ability to fund the proposed transaction; the time-consuming and uncertain regulatory approval process; the uncertainties inherent in the costly and time-consuming therapeutic product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Tourmaline, including those described from time to time under the caption “Risk Factors” and elsewhere in Tourmaline’s filings and reports with the U.S. Securities and Exchange Commission (the “SEC”), including Tourmaline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by Novartis and its acquisition subsidiary, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Tourmaline. Any forward-looking statements are made based on the current beliefs and judgments of Tourmaline’s and Novartis’s management, and the reader is cautioned not to rely on any forward-looking statements made by Tourmaline or Novartis. Except as required by law, Tourmaline and Novartis do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Important Information about the Tender Offer and Where to Find It

The tender offer (the “Offer”) for Tourmaline outstanding common stock referred to in this communication has not yet commenced. The description contained in this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Tourmaline or any other securities, nor is it a substitute for the tender offer materials that Novartis and its acquisition subsidiary will file with the SEC. The solicitation and offer to purchase Tourmaline’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Novartis and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Tourmaline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. ANY HOLDERS OF TOURMALINE SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related offer documents will be made available for free at the SEC’s website at www.sec.gov. Copies of those offer documents and all other documents filed by Novartis and its acquisition subsidiary and Tourmaline will be made available at no charge by directing a request to the information agent for the Offer, which will be named in the Schedule TO to be filed with the SEC. Copies of the solicitation/recommendation statement on Schedule 14D-9 to be filed with the SEC by Tourmaline will be available free of charge on Tourmaline’s investor relations website at https://ir.tourmalinebio.com/.

In addition, Tourmaline files annual, quarterly and current reports and other information with the SEC, which are also made available free of charge on the Company’s investor relations website at https://ir.tourmalinebio.com/ and at the SEC’s website at www.sec.gov.